

November 30, 2011

Via E-Mail

Abigail Arms, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW
Suite 900
Washington, DC 20004-2634

   Re: Oil Service HOLDRS Trust; File No. 5-86410
     Regional Bank HOLDRS Trust; File No. 5-86411
     Biotech HOLDRS Trust; File No. 5-86409
     Retail HOLDRS Trust; File No. 5-86412
     Semiconductor HOLDRS Trust; File No. 5-84554
     Pharmaceutical HOLDRS Trust; File No. 5-79676
     Schedule 14D-9 filed on November 10, 2011
     Response Letter submitted on November 29, 2011

Dear Ms. Arms:

   We have reviewed your response letter and have the following comments.

   Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Reasons for the Recommendation, page 8

1. We note your response to comment one in our letter dated November 16, 2011; however, we reissue our comment. Please revise your disclosure to quantify the amount of consideration to be paid to Merrill Lynch and describe how the

consideration will be calculated. Refer to Item 3 of Schedule 14D-9 and corresponding Item 1005(d) of Regulation M-A. Please also file the side letter as an exhibit to the Schedule 14D-9. Refer to Item 9 of Schedule 14D-9 and corresponding Item 1016(e) of Regulation M-A.

2. Please revise your disclosure to state that Merrill Lynch will not be tendering any receipts into any of the Exchange Offers, as stated in the bidder's response letter.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Crista D'Alimonte
        Shearman & Sterling LLP